

Mail Stop 4561

September 28, 2017

Kirk L. Somers
Chief Legal & Privacy Officer
Cardlytics, Inc.
675 Ponce de Leon Avenue NE
Suite 6000
Atlanta, GA 30308

> **Re: Cardlytics, Inc.**
> **Amendment No. 6 to Draft Registration Statement on Form S-1**
> **Submitted September 21, 2017**
> **CIK No. 0001666071**

Dear Mr. Somers:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2017 letter.

Business

Our Agreements with Bank of America, page 108

1.   Your response to prior comment 1 explains why you believe FI Share is not an accurate measure of the company's dependence on a particular FI partner from a revenue perspective. Even if, as your response asserts, FI Share has no direct bearing on the amount of revenue that you can generate from a particular FI partnership, FI Share may be material to an understanding of the extent and nature of your relationship with Bank of America and the effect that it may have on your adjusted contribution metric. In this regard, we note your prior disclosure indicated that the percentage of total FI Share represented by Bank of America has increased over the periods presented despite the

expansion of your FI partner base. Further, your response states that the FI Share rate payable to Bank of America is "significantly higher than the FI Share rate payable to FIs that joined [your] network more recently." As it appears that FI Share percentage and FI Share rate payable provide important context regarding the economics of your relationship with Bank of America, please provide the percentage of FI Share represented by Bank of America for each of the periods presented, and disclose that it is entitled to a significantly higher FI Share rate than other of your FI partners.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Concentration of Risk, page F-15

2.   Your revised disclosure no longer indicates that your largest FI partner accounted for 64% of the FI Share in 2016 and that two other FI partners accounted for greater than 10% of the FI share. Please further revise to include the quantitative information previously disclosed or explain to us why you believe quantitative disclosure of this concentration, on which your business is "substantially dependent," is not necessary to adequately explain such risk. Refer to ASC 275-10-50-18.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Adviser
Office of Information
Technologies and Services

cc: Nicole C. Brookshire and Richard C. Segal
        Cooley LLP